McCormick Capital Management, Inc.



November 24, 2009					[GRPHIC OMITTED]


Dear Shareholders,

It has been a few weeks longer than usual between Shareholder Letters because we were waiting for the auditors to complete our annual report (see enclosed.) This annual report covers the "wildest and craziest" twelve month period in my investment career. It will give you some insight into what has happened and what may happen in the next twelve months.

Our message in the last shareholder letter was to strike a note of caution.
It is our belief that the stock market's V shaped recovery from the March lows is unsustainable. We are still of the opinion that the most likely scenario is that the stock market may move sideways within a range for the next several months before resuming an upward trend.

Both stock and bond markets need some time to digest what has happened. Considering the significant changes with respect to the Government's role in our economy, consumers nearly drowning in mortgage and credit card debt and a banking system on life support, we don't believe it would be prudent to give the "all clear" signal just yet. For these reasons we continue to take a more conservative investment posture in our Growth & Income Fund. Maintaining a larger than normal cash position and employing some market hedges has reduced our risk in the case of a declining market but may also hinder our upside performance. At the writing of this letter the stock Growth & Income Fund was still up a little over 50% for 2009 while the S&P 500 index was up 23%.

Interest Rates/ Income Fund

The heavy hand of Government continues to dictate the direction of the bond market. As a result, short term interest rates remain virtually at zero. With short rates at zero; how does one manage a bond fund and get respectable returns? Our Income Fund managers continue to emphasize intermediate-term corporate bonds. They have been successful in finding niche investment opportunities at above average yields. The Elite Income Fund is now up 17% for 2009, compared to Lipper's Intermediate Investment Grade Index up 14.75%.






Warm Regards,					NAV Value as of 11/24/09:

/s/ Dick McCormick				Elite Income Fund - $10.51
						Growth & Income Fund - $13.55
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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